Mail Stop 3561

March 13, 2009

Ralph Lauren
Chief Executive Officer
Polo Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

> **Re: Polo Ralph Lauren Corporation**
> **Form 10-K for Fiscal Year Ended**
> **March 29, 2008**
> **Filed May 28, 2008**
> **File No. 001-13057**

Dear Mr. Lauren:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services